August 23, 2006



Jason Niethamer
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561


         Re:  Dassault Systemes, S.A.
              Form 20-F for Fiscal Year ended December 31, 2005
              Filed June 29, 2006
              Form 6-K filed on July 27, 2006
              File No. 000-28578


Dear Mr. Niethamer:

         I refer to your letter to Dassault Systemes dated August 17, 2006. As I mentioned yesterday on the phone, Dassault Systemes will not be in a position to respond to the Staff's comments by August 31, 2006, and is grateful for the additional time allowed to prepare these responses.

         Dassault Systemes is unable to respond to the Commissions comments within the requested time period because it is currently engaged in the preparation of its IFRS financial statements.

         Dassault Systemes is diligently working on responses to these questions and expects that it will submit them by September 30, 2006.



Sincerely,


By:  /s/ Vanina de Verneuil
     Shearman & Sterling, LLP